OMB APPROVAL

                                    OMB Number:                    3235-0287
                                    Expires:                February 1, 1994
                                    Estimated average burden
                                    hours per response. . . . . . . . .  0.5

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
FORM 4
/  /  Check this box if no longer
      subject to Section 16.  Form 4
      or Form 5 obligations may
      continue.  See Instruction 1(b)

            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(f)
                    of the Investment Company Act of 1940


1.  Name and Address of Reporting Person
    The Warnaco Group, Inc.
    (Last)                 (First)              (Middle)
    90 Park Avenue
    (Street)
    New York,             New York                 10016
    (City)                 (State)                 (Zip)


2.  Issuer Name and Ticker of Trading Symbol
    Designer Holdings Ltd. (DSH)


3.  IRS or Social Security Number of Reporting Person
    (Voluntary)
    95-4032739


4.  Statement for Month/Year
    12/97


5.  If Amendment, Date of Original (Month/Year)
    9/97


6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

          Director                        X   10% Owner
    -----                               -----
          Officer (give title above)          Other (specify below)
    -----                               -----


                            Page 1 of 4
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security (Instr.3)
    Common Stock, par value $.01 per share

2.  Transaction Date (Month/Day/Year)
    12/12/97

3.  Transaction Code (Instr. 8)
    Code J
    V

4.  Securities Acquired (A) or Disposed of (D)
    (Instr. 3, 4 and 5)

    Amount     - See attachment A

    (A) or (D) - See attachment A

    Price      - See attachment A

5.  Amount of Securities Beneficially Owned at End of Month
    (Instr. 3 and 4)
    1,000 shares

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
    D

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                 (Print or Type Responses)                       (Over)
                                                        SEC 1474 (3/91)

           Table II -- Derivative Securities Acquired,
                       Disposed of or Beneficially Owned
                       (e.g., puts, calls, warrants, options,
                       convertible securities)

1.  Title of Derivative Security (Instr. 3)


2.  Conversion or Exercise Price of Derivative Security


3.  Transaction Date (Month/Day/Year)


4.  Transaction Code (Instr. 8)
    Code
    V


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
    (A)
    (D)


6.  Date Exercisable and Expiration Date
    (Month/Day/Year)

    Date Exercisable
    Expiration Date


7.  Title and Amount of Underlying Securities
    (Instr. 3 and 4)

    Title
    Amount or Number of Shares


8. Price of Derivative Security (Instr. 5)


9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)


10.  Ownership Form of Derivative Security:
     Direct (D) or Indirect (I) (Instr. 4)


11.  Nature of Indirect Beneficial Ownership
     (Instr. 4)

Explanation of Response:

** Intentional misstatements or omissions of facts constitute
   Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


    /s/Stanley P. Silverstein                   January 9, 1998
    -------------------------------             -----------------
 ** Stanley P. Silverstein                           Date
    Vice President, General Counsel
    and Secretary

                            ATTACHMENT A TO FORM 4
                            ----------------------


                            Statement
Reporting Person          For Month/Year   Issuer Name and Ticker
----------------          --------------   ----------------------
The Warnaco Group, Inc.        12/97       Designer Holdings Ltd.
90 Park Avenue                                     DSH
New York, NY  10016


4.  Securities Acquired

          On December 12, 1997, WAC Acquisition Corporation ("WAC"), a Delaware corporation and wholly owned subsidiary of The Warnaco Group, Inc. ("Warnaco"), was merged (the "Merger") with and into Designer Holdings Ltd., a Delaware corporation ("Designer Holdings"), with Designer Holdings being the surviving corporation (the "Surviving Corporation"), pursuant to an Agreement and Plan of Merger among Warnaco, WAC and Designer Holdings, dated as of September 25, 1997. At the effective time of the Merger (the "Effective Time") (i) each share of common stock, par value $0.01 per share, of WAC issued and outstanding immediately prior to the Effective Time was converted into one share of common stock of the Surviving Corporation, and in the aggregate constitutes the only issued and outstanding capital stock of the Surviving Corporation, (ii) each share of common stock of Designer Holdings held by Designer Holdings, Warnaco or any of their respective direct or indirect wholly owned subsidiaries immediately prior to the Effective Time was cancelled and ceased to exist, and (iii) each remaining share of Designer Holdings common stock issued and outstanding immediately prior to the Effective Time was converted into the right to receive from Warnaco 0.324 of a fully paid and nonassessable share of class A common stock, par value $0.01 per share, of Warnaco ("Warnaco Common Stock"). The closing price per share of Warnaco Common Stock on the New York Stock Exchange on December 12, 1997 was $32.00.